Morrison C. Warren Partner	111 West Monroe Street Chicago, Illinois 60603-4080 T 312.845.3000 F 312.701.2361 www.chapman.com

January 15, 2021

VIA EDGAR CORRESPONDENCE

Yoon Choo
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund (the “Trust”)
File Nos. 333-125751; 811-21774

Dear Ms. Choo:

This letter responds to your comments, initially provided by telephone on October 27, 2020, and then telephonically reiterated on December 23, 2020, regarding the registration statements filed on Form N-1A for First Trust Exchange-Traded Fund (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on September 9, 2020 (the “Registration Statements”). The Registration Statements relate to FT Cboe Vest Gold Strategy Quarterly Buffer ETF and FT Cboe Vest Gold Strategy Buffer ETF – [Month] (formerly FT Cboe Vest Gold Buffer ETF and FT Cboe Vest Gold Tactical Buffer ETF) (each, a “Fund” and collectively the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statements.

The following comments relate to both the FT Cboe Vest Gold Strategy Quarterly Buffer ETF and FT Cboe Vest Gold Strategy Buffer ETF – [Month].

Comment 1 – Representation

The Staff requests confirmation of the following: where a comment is made in one location (e.g., summary section or the prospectus), it is applicable to all similar disclosure appearing elsewhere in the registration statement (e.g. statutory prospectus or the statement of additional information).  Please ensure that corresponding changes are made to all similar disclosure.

Please also note that to the extent that disclosure in this filing duplicates or is substantively similar to disclosure on previously filed First Trust Buffer Funds on which we have provided comments, including the Equity Buffer -- December, please revise the disclosure in this filing so that it reflects all changes made to those Buffer Fund filings in response to our comments.  Please confirm in your comment response that the Trust has considered all previously provided Buffer Fund comments and incorporated revisions in response to all applicable comments so that, with respect to the same or substantively similar disclosure, the disclosure in this filing is the same as or substantively consistent with other Buffered Fund disclosure.

Please provide your response to the Staff’s comments on EDGAR five business days in advance of the effective date.  Please clearly reflect your changes via changed pages to the registration statement or in the response letter.  Please also send me notice by email at chooy@sec.gov and include a blackline copy showing changes from the initial filing.

Response to Comment

The Funds so confirm and will comply with the Staff’s requests.

Comment 2 – Cover Page

The Staff has given further consideration to the cover page disclosure for defined outcome funds. Please consider how the disclosure could be simplified to highlight only the most salient features distinguishing defined outcome funds from more typical fund products. In this regard, consider, for example, whether some of the disclosure could be deleted from the cover to avoid potential duplication or moved to other parts of the prospectus (e.g., the suitability chart on the last page of the cover could be moved to the risk disclosure section of the summary prospectus (see Instruction to Item 4(b)(1) of Form N-1A) and the discussion of how the Fund alerts existing shareholders to the new cap at the beginning of each new Target Outcome Period could be moved to the end of the investment strategy discussion.)

The Staff believes the following disclosure should be provided on the cover page:

1.	The Fund has characteristics unlike many other typical investment products and may not be suitable for all investors. It is important that investors understand the Fund’s investment strategy before making an investment in the Fund.
2.	The Outcomes (e.g., cap, buffer/floor, index and period)

Example: The Fund is designed to participate in positive returns of the SPDR® Gold Trust (the “Underlying ETF”) up to a cap of XX% (before fees and expenses) and XX% (after fees and expenses), while seeking to provide a level of protection (a XX% buffer (before fees and expenses) and XX% (after fees and expenses) in down markets (“Outcomes”) over the period from [start date] to [end date] (the “Target Outcome Period”).

3.	The specified outcomes may not be achieved, and investors may lose some or all of their money.

Example: The Fund seeks to achieve specified Outcomes but there is no guarantee that the Outcomes for an Outcome Period will be achieved. You may lose some or all of your money by investing in the fund.

4.	The Fund only provides the specified Outcome if an investor buys on the first day of the period and holds the Fund until the end of the period.

Example: The Outcomes described in this prospectus are specifically designed to apply only if you hold shares on the first day of the Outcome Period and continue to hold them on the last day of the period.

5.	If investors buy or sell on a date other than the start or end date, their returns will be different and they may incur losses that are greater than the floor/buffer. Explain how and where an investor may obtain the current return profile for the fund through the end of the Outcome Period.

Example: If you purchase shares after the Outcome Period starts or sell your shares before the Outcome Period ends, you may receive a very different return based on the fund’s current value. Investors purchasing shares of the fund after the Outcome Period begins can see their expected Outcome until the end of the period by visiting www.XYZ.com.

6.	The cap and/or floor will likely change each year on [reset date].

Example: At the end of the Outcome Period, the fund will reset for a new Outcome Period tied to the same index [and floor/buffer], but the cap [and floor/buffer] may change based on market rates as of the start of the new period.

Response to Comment 2

Pursuant to the Staff’s comment, the the suitability chart on the last page of the cover has been moved to the risk disclosure section of the summary prospectus and the discussion of how the Fund alerts existing shareholders to the new cap at the beginning of each new Target Outcome Period has been moved to the end of the section entitled “Principal Investment Strategies.”

The remainder of the Staff’s comment will be addressed in subsequent defined outcome registration statement filings.

Comment 3 – Cover Page

The last sentence of the first bullet on the cover of the prospectus directs shareholders who wish to learn more about how a Fund will operate as it approaches the conclusion of the Target Outcome Period to visit the statement of additional information. If this disclosure is retained, please provide a cross reference to this disclosure in the prospectus, rather than statement of additional information.

Response to Comment 3

Pursuant to the Staff’s comment, the referenced disclosure has been revised as set forth below:

For more information, see “Principal Investment Strategies” below.

Comment 4 – Cover Page

In the disclosure set forth below, please consider whether the disclosure would be more accurate if the reference to the “Fund experiences” was replaced with the “Underlying ETF experiences.”

Therefore, even though the Fund’s returns are based upon the Underlying ETF, if the Fund experiences returns for the Target Outcome Period in excess of the cap, you will not experience those excess gains.

Response to Comment 4

Pursuant to the Staff’s comment, the disclosure has been revised to state:

Therefore, even though the Fund’s returns are based upon the Underlying ETF, if the Underlying ETF (emphasis added) experiences returns for the Target Outcome Period in excess of the cap, you will not experience those excess gains.

Comment 5 – Cover Page

Please revise the disclosure to provide further clarity on what is meant by the disclosure set forth below.

You will bear all Underlying ETF losses between 0% and -5%, and below -15% on a one-to-one basis.

Response to Comment 5

Pursuant to the Staff’s comment, the referenced disclosure has been revised as set forth below:

You will bear all Underlying ETF losses between 0% and -5% and greater than -15% on a one-to-one basis. For instance, if the Underlying ETF experiences a loss of 5%, the Fund seeks to experience a loss of 5%, and if the Underlying ETF experiences of loss of 16%, the Fund seeks to experience a loss of 6%.

Comment 6 – Cover Page

The Staff believes that for investors considering purchasing shares of a Fund after a Target Outcome Period has begun the information set forth on the Fund’s website is vital to making an informed decision. As such, the Staff asks that each Fund consider utilizing bold typeface, or otherwise making more prominent throughout the prospectus, disclosure encouraging prospective investors to visit the website if they are considering purchasing shares. Such disclosure should be made more prominent throughout the prospectus.

Response to Comment 6

Pursuant to the Staff’s comment, the following disclosure set forth on the cover and the section entitled “Principal Investment Strategies” has been bolded:

The Fund’s website, [__], provides information relating to the possible outcomes for an investor of an investment in the Fund on a daily basis . . .

In addition, the following disclosure set forth on the cover is bolded:

The website contains important information that will assist you in determining whether to buy shares.

Comment 7 – Cover Page

Please revise the disclosure to indicate that the Funds’ website will disclose each Fund’s cap both gross and net of fees.

Response to Comment 7

Pursuant to the Staff’s comment, the disclosure set forth in the fifth bullet on the cover has been revised as set forth below:

The Fund’s website, [__], provides important Fund information (including Target Outcome Period start and end dates and the cap (both gross and net of fees) and buffer), as well as information relating to the potential outcomes of an investment in the Fund on a daily basis.

Comment 8 – Cover Page

Please revise the disclosure relating to the procedures undertaken by a Fund at the end of a Target Outcome Period to indicate that the Funds will mail to shareholders the sticker announcing the approach of the Target Outcome Period and the anticipated cap range.

Response to Comment 8

Pursuant to other Staff comments, the disclosure beneath the header “Subsequent Target Outcome Periods” that was previously set forth on the cover has been moved to the end of the section entitled “Principal Investment Strategies.” However, the disclosure set forth in the first bullet has been revised as set forth below:

Approximately one week prior to the end of the current Target Outcome Period, the Fund’s website will be updated to alert existing shareholders that the Target Outcome Period is approaching its conclusion and will disclose the anticipated cap range for the next Target Outcome Period. This information will also be mailed to existing shareholders. (emphasis added)

Comment 9 – Investment Objective

Because taxes are a form of Fund expense, please consider modifying “before fees, expenses and taxes” to “before fees and expenses.”

Response to Comment 9

The Staff’s comment will be addressed in subsequent defined outcome registration statement filings.

Comment 10 – Investment Objective

The frequent references to a Fund’s fees and expenses in the investment objective is confusing. Please consider ways to reduce duplication of disclosure, including by deleting the “after fees and expenses” number and simply stating that the cap and buffer will be reduced by fees, expenses and taxes.

Additionally, please make all references to “before fees, expenses and taxes” and “after fees and expenses” consistent throughout the prospectus.

Response to Comment 10

The Staff’s comments relating to each Fund’s investment objective will be addressed in subsequent defined outcome registration statement filings. However, pursuant to the Staff’s comment, other references to “before fees, expenses and taxes” have been revised to “before fees and expenses.”

Comment 11 – Investment Objective

The Staff notes a Fund’s investment objective set forth below. Please consider whether one of the references to the Fund’s fees and expenses should be moved so as to immediately follow the word “buffer,” which has been italicized below.

The investment objective of the FT Cboe Vest Gold Tactical Buffer ETF (the “Fund”) is to seek to provide investors with returns (before fees, expenses and taxes) that match those of the SPDR® Gold Trust (the “Underlying ETF”), up to a predetermined upside cap of ____% (before fees, expenses and taxes) and ____% (after fees and expenses, excluding brokerage commissions, trading fees, taxes and extraordinary expenses not included in the Fund’s management fee), while providing a buffer against Underlying ETF losses between -5% and -15% (before fees, expenses and taxes) over the period from __________, 2020 to __________, 2021.

Response to Comment 11

The Staff’s comment will be addressed in subsequent defined outcome registration statement filings.

Comment 12 – General

Please confirm that the Funds’ disclosure will be modified to conform to the requirements of Form N-1A, as recently revised by Rule 6c-11 of the 1940 Act.

Response to Comment 12

Each Fund’s prospectus has been revised to conform to the requirements of Form N-1A, as recently revised by Rule 6c-11 of the 1940 Act.

Comment 13 – General

In correspondence, please disclose each Fund’s contemplated management fee.

Response to Comment 13

Each Fund’s management fee is anticipated to be 0.90% of average daily net assets.

Comment 14 – Fees and Expenses of the Fund - Annual Fund Operating Expenses

The table currently indicates “Other Expenses” equal to 0.00%. Please confirm in correspondence that all fees and expenses charged or incurred in connection with the operation and management of the Subsidiary will be borne by the Advisor out the unitary management fee.

Response to Comment 14

The Advisor confirms that all fees and expenses charged or incurred in connection with the operation and management of the Subsidiary will be borne by the Advisor out the unitary management fee.

Comment 15 – Principal Investment Strategies

Please revise the disclosure to indicate whether the Funds intend to invest in short-, mid- or long-term U.S. Treasury securities.

Response to Comment 15

Pursuant to the Staff’s comment, the third paragraph of the section entitled “Principal Investment Strategies” has been revised as follows:

The Fund uses short-term U.S. Treasury securities, cash and cash equivalents, and, through the Subsidiary, FLEX Options to employ a “target outcome strategy. (emphasis added)

Comment 16 – Principal Investment Strategies

Please revise the disclosure to clarify whether the Funds seek returns based upon the Underlying ETF’s price performance or NAV performance.

Response to Comment 16

Pursuant to the Staff’s comment, the disclosure has been revised throughout each Fund’s prospectus to clarify that the Fund seeks returns based upon the Underlying ETF’s price performance.

Comment 17 – Principal Investment Strategies

Please consider revising the disclosure to indicate that the Underlying ETF does not pay dividends.

Response to Comment 17

Pursuant to the Staff’s comment, the following disclosure has been added as the third sentence of the first paragraph beneath the sub-section entitled “Principal Investment Strategies – The Underlying ETF’:

The Underlying ETF is not expected to pay dividends.

Comment 18 – Principal Investment Strategies

Please consider revising the disclosure to indicate that the Underlying ETF is an investment trust that is treated as a grantor trust for federal income tax purposes.

Response to Comment 18

Pursuant to the Staff’s comment, duplicative disclosure relating to the federal tax treatment of GLD has been consolidated into a single reference in the sub-section entitled “Principal Investment Strategies – The Underlying ETF” set forth below. This disclosure has been reproduced verbatim from GLD’s prospectus.

GLD is treated as a “grantor trust” for U.S. federal income tax purposes. As a result, GLD itself is not subject to U.S. federal income tax. Instead, GLD’s income and expenses “flow through” to the shareholders, and the Trustee will report GLD’s income, gains, losses and deductions to the Internal Revenue Service on that basis.

Comment 19 – Principal Investment Strategies

Please disclose each Fund’s buffer both before and after fees and expenses.

Response to Comment 19

Consistent with similar existing products, each Fund is able to disclose the cap both before and after the Fund’s fees and expenses; however, due to the nature of the interaction between the buffer and a Fund’s fees and expenses, it is not possible to disclose the buffer after fees and expenses without causing significant confusion to investors.

Comment 20 – Principal Investment Strategies

Please consider revising the disclosure set forth below to indicate the performance the Funds seek to provide after taking into account the fees and expenses charged by the Funds.

•	If the Underlying ETF decreases over the Target Outcome Period, the combination of the Fund’s U.S. Treasury Securities and the FLEX Options and cash held by the Fund through the Subsidiary provides a payoff at expiration that is intended to compensate for losses experienced by the Underlying ETF (if any), in an amount not to exceed 10% before fees, expenses and taxes.

Response to Comment 20

Pursuant to the Staff’s comment, the referenced disclosure has been revised as set forth below:

•	If the Underlying ETF decreases over the Target Outcome Period, the combination of FLEX Options held by the Fund seeks to provide protection of the first 10% of Underlying ETF losses, prior to taking into account the Fund’s fees and expenses.

Comment 21 – Principal Investment Strategies

Please consider revising the paragraph immediately following the bullets to include a description of what happens at the end of a Target Outcome Period, including how the new cap is determined, and how investors will be informed about the terms of the new Target Outcome Period.

Response to Comment 21

Pursuant to the Staff comment, the following disclosure has been added to the first bullet on the cover of each Fund’s prospectus:

Approximately one week prior to the end of the current Target Outcome Period, the Fund’s website will be updated to alert existing shareholders that the Target Outcome Period is approaching its conclusion and will disclose the anticipated cap range for the next Target Outcome Period. For more information, see “Principal Investment Strategies” below.

Comment 22 – Principal Investment Strategies

Please consider revising the disclosure set forth below to indicate that under the outlined circumstances, a shareholder must, rather than may, experience losses prior to gaining protection from the buffer.

Conversely, if an investor purchases Fund shares during a Target Outcome Period at a time when the Fund has increased in value from its Initial Fund Value for a Target Outcome Period, then a shareholder may experience losses prior to gaining the protection offered by the buffer …

Response to Comment 22

Pursuant to the Staff’s comment, the term “may” has been replaced with “will” in each Fund’s prospectus.

Comment 23 – Principal Investment Strategies

The disclosure indicates that a shareholder holding Fund shares for an entire Target Outcome Period could lose their entire investment. Please revise the disclosure to indicate under what circumstances this would occur or consider removing the disclosure entirely. Please consider revising the disclose to distinguish an entire loss scenario when Fund shares are held for a full Target Outcome Period versus when an investment is made in Fund shares after the commencement of a Target Outcome Period.

Please conform any changes made in this section to the disclosure set forth in “Downside Risk” in the section entitled “Principal Risks.”

Please also consider utilizing bold typeface for this entire paragraph.

Response to Comment 23

The Staff’s comment will be addressed in subsequent defined outcome registration statement filings.

Comment 24 – Principal Investment Strategies

In the fifth paragraph on page seven (beginning: “The returns of the Fund are subject to a cap…”), please consider revising the disclosure to insert “before fees and expenses” after “seeks to provide investment returns.” This formulation appears in a number of places in the prospectus.

Response to Comment 24

Pursuant to the Staff’s comment, the referenced disclosure has been revised as set forth below:

The returns of the Fund are subject to a cap of ____% (before fees and expenses) and ____% (after fees and expenses, excluding brokerage commissions, trading fees and extraordinary expenses not included in the Fund’s management fee) for the Target Outcome Period. (emphasis added)

Comment 25 – Principal Investment Strategies

Please consider whether the repetition of the cap figures in the final paragraph on page seven (beginning: “The cap is set on the first day of each Target Outcome Period...”) is necessary given that the cap is previously disclosed in this section. If the cap figures will be retained in this paragraph, the Staff notes that prior disclosure on the cap discloses the cap net of fees and expenses or fees, expenses and taxes, and not just net of management fees. To avoid potential confusion, please consider conforming the disclosure throughout to “fees and expenses.”

Response to Comment 25

The Staff’s comment will be addressed in subsequent defined outcome registration statement filings.

Comment 26 – Principal Investment Strategies

Please revise the Y-axis of the bar chart to include positive numbers. Please base the hypothetical positive returns on a cap that is a fair and balanced representation of what the Fund currently offers. Consider stating that the chart is just an example and that the actual cap may be different.

Response to Comment 26

Pursuant to the Staff’s comment, the disclosure has been revised accordingly.

Comment 27 – Principal Investment Strategies

Please make the following revisions to the illustration beneath the bar chart:

1.	Please indicate this graph represents a Fund’s intended return profile based upon the performance of the Underlying ETF.
2.	Please remove the references to A, B, C, D, E in the chart unless they will be explained in the text.
3.	Please remove the reference to “Return Profile” from the Y-axis and “Underlying ETF” from the X-axis.
4.	If accurate, please indicate that the dotted line represents the Underlying ETF’s performance, and the blue line represents the return profile sought by the Fund in relation to the Underlying ETF’s indicated performance.
5.	Please include the performance percentages in the chart so that investors can see the effect of the buffer and cap on the fund’s performance.
6.	Please use bold typeface for the text immediately below the graph chart that directs investors to visit the Fund’s website.

Response to Comment 27

Pursuant to the Staff’s comment, the referenced charts have been substantially revised and additional disclosure has been added to increase clarity. Such changes cannot be easily reflected in the correspondence format but may be viewed in a draft of the prospectus that the Registrant has provided supplementally.

Comment 28 – Principal Investment Strategies

Please confirm that the disclosure set forth below is accurate or revise accordingly. If necessary, please conform any such changes throughout the disclosure.

The investment objective of the Underlying ETF is to seek to provide investment results that, before expenses, correspond generally to the price and yield performance of gold bullion.

Response to Comment 28

The referenced disclosure in each Fund’s prospectus has been revised to state the following:

The investment objective of the [Underlying ETF] is to reflect the performance of the price of gold bullion, less the [Underlying ETF]’s expenses.

Comment 29 – Principal Investment Strategies

Given that custody of physical gold is a principal risk factor of the Underlying ETF, please name the actual custodian utilized by the Underlying ETF and clarify that the sub-custodians hold gold on behalf of GLD, rather than the Trust.

Response to Comment 29

Pursuant to the Staff’s comment, the disclosure relating to the Trust’s subcustodian has been revised and the first sentence of the sub-section entitled “Principal Investment Strategies – The Underlying ETF” has been revised as set forth below:

The Underlying ETF is an exchange-traded investment trust that holds physical gold bars. World Gold Trust Services, LLC (“WGTS”) serves as the Underlying ETF’s sponsor and HSBC plc serves as the Underlying ETF’s custodian. The Underlying ETF's custodian may utilize subcustodians that hold the Underlying ETF's gold on its behalf.

Comment 30 – Principal Risks

Please revise the introduction to the section entitled “Principal Risks” to indicate that the Fund has characteristics unlike many other investment products and may not be appropriate for all investors.

Response to Comment 30

Pursuant to the Staff’s comment, the following disclosure has been added to immediately precede the investor suitability table that has been relocated to the ended of the section entitled “Principal Risks”:

The Fund has characteristics unlike many other traditional investment products and may not be suitable for all investors.

Comment 31 – Principal Risks

The Staff notes that the disclosure set forth in the section entitled “Principal Risks” is over six pages in length and that much of the disclosure contained therein is duplicative. Please review and remove duplicative disclosure as necessary.

Response to Comment 31

Pursuant to the Staff’s comment, and other Staff comments, the Funds have greatly reduced the volume of risk disclosure, including the removal of Authorized Participant Risk, Call Risk, Extension Risk and Prepayment Risk. Additionally, the disclosure set forth in FLEX Options Correlation Risk, FLEX Options Correlation Risk and FLEX Options Liquidity Risk has been substantially consolidated. Lastly, the disclosure set forth in Special Tax Risk has been consolidated into Tax Risk.

Comment 32 – Principal Risks

Please re-order the principal risks in order of importance rather than alphabetically.

Response to Comment 32

The Funds respectfully decline to revise the disclosure as requested by the Staff. Ultimately, the Funds have reached the same conclusion as many other industry participants and declines to make the requested revisions as it believes the disclosure is compliant with the requirements of Form N-1A.

Comment 33 – Principal Risks

Please consider consolidating Absence of an Active Market Risk with “Authorized Participant Concentration Risk” as both risks contain similar disclosure.

Response to Comment 33

Pursuant to the Staff’s comment, Authorized Participant Concentration Risk has been deleted.

Comment 34 – Principal Risks

Given that the Funds intend to invest in U.S. Treasury securities and FLEX Options, please confirm that Call Risk, Extension Risk and Prepayment Risk constitute principal risks to the Funds.

Response to Comment 34

Pursuant to the Staff’s comment, the referenced risks have been deleted.

Comment 35 – Principal Risks

Please revise the last sentence of Capped Upside Risk to indicate that if an investor were to purchase Fund shares after the first day of a Target Outcome Period and a Fund had risen in value to a level near to the cap, there may be little or no ability for that investor to experience an investment gain on their Fund shares, but that the investor would still remain vulnerable to downside risks.

Response to Comment 35

Pursuant to the Staff’s comment, the referenced disclosure has been revised as set forth below:

In the event an investor purchases Fund shares after the first day of a Target Outcome Period and the Fund has risen in value to a level near to the cap, there may be little or no ability for that investor to experience an investment gain on their Fund shares; however, the investor will remain vulnerable to downside risks. (emphasis added)

Comment 36 – Principal Risks

Please revise the last sentence of Cash Transactions Risk set forth below so that “portfolio securities” replaces the reference to “shares.”

A sale of shares may result in capital gains or losses and may also result in higher brokerage costs.

Response to Comment 36

Pursuant to the Staff’s comment, the disclosure has been revised accordingly.

Comment 37 – Principal Risks

Please consider consolidating Commodities Risk with Underlying ETF Gold Risk.

Response to Comment 37

The Funds have thoughtfully considered the Staff’s comment and respectfully decline to make the requested revision as the Funds have determined that the risks in their current form more fully articulate the principal risks inherent in an investment in each Fund’s securities. In addition, the Funds have concluded that the risk disclosure is compliant with the requirements set forth in Form N-1A.

Comment 38 – Principal Risks

The Staff notes that the version of Derivatives Risk set forth in FT Cboe Vest Gold Tactical Buffer ETF contains disclosure relating to the procedures undertaken by the Fund as it approaches the end of a Target Outcome Period that is not contained in FT Cboe Vest Gold Buffer ETF. Please conform these risk disclosures. Please also revise the disclosure to conform to the specific derivatives the Sub-Advisor may utilize pursuant to the referenced transition.

Response to Comment 38

The referenced disclosure is inapplicable and has been deleted from Derivatives Risk.

Comment 39 – Principal Risks

The Staff notes the disclosure set forth below in Downside Risk. Please explain under what circumstances the cap would benefit a shareholder or revise the disclosure accordingly. If the Funds elect to delete Downside Risk, please confirm that the deleted risk disclosure is included elsewhere.

In the event an investor purchases Fund shares after the first day of a Target Outcome Period, the buffer the Fund seeks to provide may not be available and the investor may not get the full benefit of the cap.

Response to Comment 39

Pursuant to the Staff’s comment to consolidate risks, Downside Risk has been removed. The Funds confirm that the deleted risk disclosure has been included elsewhere.

Comment 40 – Principal Risks

Please revise FLEX Options Correlation Risk to more clearly explain the risk posed by the Fund’s non-correlation with the returns of the Underlying ETF. If the Funds elect to delete FLEX Options Correlation Risk, please confirm that the deleted risk disclosure is included elsewhere.

Response to Comment 40

Pursuant to the Staff’s comment to consolidate risks, FLEX Options Correlation Risk has been removed. The Funds confirm that the deleted risk disclosure has been included elsewhere.

Comment 41 – Principal Risks

Please consider consolidating the disclosure set forth in FLEX Options Liquidity Risk and FLEX Options Risk as much of the disclosure is duplicative in nature.

Response to Comment 41

Pursuant to the Staff’s comment, FLEX Options Liquidity Risk has been consolidated into FLEX Options Risk.

Comment 42 – Principal Risks

Please explain why Index Constituent Risk is applicable to the Funds.

Response to Comment 42

Each Fund may be included as a constituent in other indices. Accordingly, the referenced risk is relevant and will continue to be included in the disclosure.

Comment 43 – Principal Risks

Please tailor Interest Rate Risk to be directly applicable to the types of U.S. Treasury securities held by the Funds. Additionally, please revise Interest Rate Risk to disclose the current period of historically low interest rates and the effect that rising interest rates could have on the Funds.

Response to Comment 43

The Funds have thoughtfully considered the Staff’s comment and have concluded that the current risk disclosure is compliant with the requirements set forth in Form N-1A. Additionally, the Funds believe that the first two sentences of Interest Rate Risk, reproduced below, address the Staff’s suggestion.

Interest rate risk is the risk that the value of the debt securities in the Fund’s portfolio will decline because of rising market interest rates. Interest rate risk is generally lower for shorter term debt securities and higher for longer-term debt securities. The Fund may be subject to a greater risk of rising interest rates than would normally be the case due to the current period of historically low rates and the effect of potential government fiscal policy initiatives and resulting market reaction to those initiatives. (emphasis added)

Comment 44 – Principal Risks

Please revise the disclosure set forth in the Premium/Discount Risk of FT Cboe Vest Gold Buffer ETF to include disclosure regarding the potential impact of stressed market conditions on the liquidity of the Fund’s shares.

Response to Comment 44

Pursuant to the Staff’s comment, the following disclosure has been added to the end of Premium/Discount Risk:

During stressed market conditions, the market for the Fund’s shares may become less liquid in response to deteriorating liquidity in the market for the Fund’s underlying portfolio holdings, which could in turn lead to differences between the market price of the Fund’s shares and their net asset value.

Comment 45 – Principal Risks

Please consider consolidating Non-Diversification Risk and Significant Exposure Risk as they appear to contain duplicative disclosure.

Response to Comment 45

The Funds have thoughtfully considered the Staff’s comment and respectfully decline to make the requested revision as the Funds have determined that the risks in their current form more fully articulate the principal risks inherent in an investment in each Fund’s securities. In addition, the Funds have concluded that the risk disclosure is compliant with the requirements set forth in Form N-1A.

The disclosure set forth in Significant Exposure Risk is designed to highlight that a principal risk of a Fund is that its investments are not diversified, and thus may be more negatively affected by acute incidences that relate to its investments. The disclosure set forth in Non-Diversification Risk, which has been included pursuant to prior Staff comments, is designed to highlight that the Funds are not diversified pursuant to more technical 1940 Act definition of “non-diversified” which may not necessarily be understood by an ordinary investor.

Comment 46 – Principal Risks

Please consider consolidating Special Tax Risk and Tax Risk.

Response to Comment 46

Pursuant to the Staff’s comment, Special Tax Risk and Tax Risk have been consolidated as set forth below:

TAX RISK. The Fund intends to qualify as a “regulated Investment company” (“RIC”), however, the federal income tax treatment of certain aspects of the proposed operations of the Fund are not entirely clear. This includes the tax aspects of the Fund's investment in the Subsidiary, the Subsidiary's options strategy, the possible application of the “straddle” rules, and various loss limitation provisions of the Internal Revenue Code of 1986, as amended.

The Fund intends to treat any income it may derive from FLEX Options on the Underlying ETF received by the Subsidiary as “qualifying income” for the rules applicable to RICs. Treasury Regulations provide that income from a corporation similar to the Subsidiary is qualifying income, if (i) the income is distributed to the Fund in the same year the Fund is required to recognize the income or (ii) the income is related to the Fund’s business of investing in stocks or securities. The Fund intends to cause the Subsidiary to make distributions that would allow the Fund to meet the first requirement. The Fund generally will be required to recognize the income of the Subsidiary, regardless of whether the Fund receives a distribution of the Subsidiary’s income, and this income would be subject to the distribution requirement for qualification as a RIC and would be taken into account for purposes of the 4% excise tax.

If the Fund did not qualify as a RIC for any taxable year and certain relief provisions were not available, the Fund’s taxable income would be subject to tax at the Fund level and to a further tax at the shareholder level when such income is distributed. This would cause investors to incur higher tax liabilities than they otherwise would have incurred and would have a negative impact on Fund returns.

In the event that a shareholder purchases shares of the Fund shortly before a distribution by the Fund, the entire distribution may be taxable to the shareholder even though a portion of the distribution effectively represents a return of the purchase price.

Comment 47 – Principal Risks

Please revise Target Outcome Period Risk to include disclosure that investors considering purchasing Fund shares after the commencement of a Target Outcome Period can see the outcomes available to them by visiting the Fund’s website.

Response to Comment 47

Pursuant to the Staff’s comment, the following disclosure has been added as the final sentence of Target Outcome Period Risk:

Investors considering purchasing shares after the Target Outcome Period has begun or selling shares prior to the end of the Target Outcome Period should visit the Fund’s website to fully understand potential investment outcomes.

Comment 48 – Principal Risks

Please confirm that the third paragraph of “Tax Risk” relating to a Fund’s potential investment in equity repurchase agreements is relevant.

Response to Comment 48

Pursuant to the Staff’s comment, the referenced disclosure has been deleted.

Comment 49 – Principal Risks

The Staff notes the disclosure set forth below in “Trading Issues Risk.” Please consider revising the disclosure to clarify that the risk relates to trading in Fund shares.

Trading in shares on the Exchange may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in shares inadvisable.

Response to Comment 49

Pursuant to the Staff’s comment, each Fund’s prospectus has been revised such that “Fund” has been added immediately preceding the word “shares” in the disclosure referenced above.

Comment 50 – Principal Risks

Please consider supplementing the disclosure set forth in “Underlying ETF Gold Risk” to highlight the custody risk that accompanies an investment in gold, as well as risks associated with safekeeping, travel, damage or inadequate levels of insurance relating to gold.

Response to Comment 50

Pursuant to the Staff’s comment, the following has been added to the end of Underlying ETF Gold Risk:

There is a risk that some or all of the Underlying ETF’s gold bars held by its custodian or any subcustodian could be lost, damaged or stolen. Access to the Underlying ETF’s gold bars could also be restricted by natural events (such as an earthquake) or human actions (such as a terrorist attack). Any of these events may adversely affect the operations of the Underlying ETF and, consequently, an investment based on the value of the Underlying ETF’s shares. Additionally, the Underlying ETF does not insure its gold and a loss may be suffered with respect to the Underlying ETF’s gold which is not covered by insurance and for which no party is liable for damages.

Comment 51 – Principal Risks

Please tailor the disclosure set forth in “U.S. Government Securities Risk” to more accurately reflect the specific U.S. Treasury securities held by the Funds.

Response to Comment 51

Pursuant to the Staff’s comment, U.S. Government Securities Risk has been revised such that the disclosure relating to securities issued by U.S. federal government agencies and government sponsored entities has been deleted. The revised risk is set forth below:

U.S. GOVERNMENT SECURITIES RISK. U.S. government securities are subject to interest rate risk but generally do not involve the credit risks associated with investments in other types of debt securities. As a result, the yields available from U.S. government securities are generally lower than the yields available from other debt securities. U.S. government securities are guaranteed only as to the timely payment of interest and the payment of principal when held to maturity.

Comment 52 – Performance

Please disclose to the Staff the primary performance benchmark index and broad-based market index the Funds intend to utilize.

Response to Comment 52

The Funds intend to utilize the LBMA Gold Price (GOLDLNPM) as the primary performance benchmark and the S&P 500 as its broad-based market index.

Comment 53 – Management of the Subsidiary

In correspondence, please indicate to the Staff whether the the Funds and the Subsidiary are considered commodity pools. Similarly, please indicate to the Staff whether the Advisor and Sub-Advisor would be considered commodity pool operators or whether they intend to claim an exemption to the requirements imposed on commodity pool operators. In light of these responses, please consider adding appropriate disclosure to the registration statement.

Response to Comment 53

Neither the Fund nor the Subsidiary currently intend to hold assets that would require either to register as a commodity pool. Accordingly, neither the Advisor nor the Sub-Advisor would be considered a commodity pool operator.

Comment 54 – Additional Information on the Fund’s Investment Objective and Strategy

In correspondence, please state each Fund’s concentration policy given that gold is neither a geographic region nor an industry or group of industries.

Response to Comment 54

Pursuant to the Staff’s comment, each Fund has adopted a fundamental policy that it will not invest 25% or more of the value of its total assets in securities of issuers in any one industry or group of industries.

Comment 55 – Additional Information on the Fund’s Investment Objective and Strategy

In correspondence, please explain to the Staff how each Fund intends to comply with the requirements of Rule 35d-1 of the 1940 Act given that each Fund only invests in U.S. Treasury securities and FLEX Options given that each Fund’s FLEX Options must be valued on a mark-to-market basis. The Funds may consider adding “Strategy” to the names to help alleviate this concern.

Response to Comment 55

In accordance with the Staff’s comment, the Funds’ names have been revised to FT Cboe Vest Gold Strategy Quarterly Buffer ETF and FT Cboe Vest Gold Strategy Buffer ETF – [Month].

Comment 56 – Principal Investment Strategies

The Staff asserts that the disclosure set forth in Item 9 of the prospectus does not comply with the requirements of Form N-1A as it does not contain much of the disclosure set forth in Item 4. The Staff reminds the Funds of its belief that the disclosure set forth in Item 4 should be a summary of the disclosure set forth in Item 9.

Response to Comment 56

The Funds believe that the investment strategy disclosure, as currently separated between Items 4 and 9, is compliant with the requirements of Form N-1A and is presented in a manner conducive to investor comprehension.

Comment 57 – Risks of Investing in the Fund

In the disclosure set forth below from the section entitled “Risks of Investing in the Fund,” please consider deleting the word “supplemental.”

There can be no assurance that the Fund will meet its stated objective. Before you invest, you should consider the following supplemental disclosure pertaining to the Principal Risks set forth above as well as additional Non-Principal Risks set forth below in this prospectus.

Response to Comment 57

Pursuant to the Staff’s comment, the referenced word has been deleted.

Comment 58 – Risks of Investing in the Fund

Please explain supplementally to the Staff why the use of the word “may” in the last sentence of “Capped Upside Risk” reproduced below is appropriate, given that the Fund’s fees and expenses will ensure that the Fund’s capped return is always less than that of the Underlying ETF.

The return of the Fund may represent a return that is worse than the performance of the Underlying ETF, including as a result of the Fund’s returns being subject to a cap.

Response to Comment 58

The Funds respectfully decline to revise the disclosure as they disagree with the notion that the Funds’ performance will always trail that of the Underlying ETF. While the Funds will have exposure to the Underlying ETF’s performance through the utilization of FLEX Options, the Funds will also hold a significant amount of U.S. Treasury securities and cash and cash equivalents. These holdings could cause the Funds to provide returns in excess of the Underlying ETF under certain market conditions.

Comment 59 – Risks of Investing in the Fund

Please confirm that the disclosure set forth in Cash Transactions Risk is an accurate reflection of how each Fund intends to effectuate creations and redemptions. Please make sure that such disclosure conforms with the disclosure set forth in Cash Transactions Risk set forth in the section entitled “Principal Risks.”

Response to Comment 59

The disclosure set forth in Cash Transactions Risk articulates that each Fund may effect some or all its creations and redemptions in cash. This is an accurate reflection of each Fund’s intention. The Funds would benefit from creating and redeeming completely in-kind but at this time the mechanism for effectuating in-kind exchanges of FLEX Options may not accommodate large scale creations and redemptions, so only a portion of those transactions may be done in-kind. The Funds continue to work with their service providers to improve the efficiency of this mechanism.

Comment 60 – Risks of Investing in the Fund

The Staff notes that the Funds have included “Portfolio Turnover Risk.” Please consider whether this is relevant and whether the Funds should also include additional risk disclosure pertaining to frequent trading of derivatives contracts.

Response to Comment 60

Pursuant to the Staff’s comment, Portfolio Turnover Risk has been deleted.

Comment 61 – Risks of Investing in the Fund

Certain disclosure set forth in Special Tax Risk references a Fund’s “hedging strategy.” Please confirm that this is relevant. If so, please add additional disclosure regarding the Funds’ hedging strategy in the section entitled “Principal Investment Strategies.”

Response to Comment 61

Pursuant to the Staff’s comment, the referenced disclosure has been deleted.

Comment 62 – Risks of Investing in the Fund

The Staff notes the inclusion of Borrowing and Leverage Risk as a non-principal risk of the Funds. Please disclose if the Funds have a credit facility and the circumstances under which the Funds would utilize such a facility.

Response to Comment 62

Pursuant to the Staff’s comment, the referenced disclosure has been deleted.

Comment 63 – Management of the Fund

Please update the Sub-Advisor’s assets under management.

Response to Comment 63

Pursuant to the Staff’s comment, the referenced disclosure has been updated.

Comment 64 – Management of the Fund

The Staff notes that the disclosure relating to Mr. Rubin’s business experience does not indicate his activities in 2015 and 2016. Please revise accordingly or confirm that there was no relevant experience to report during those years.

Response to Comment 64

Pursuant to the Staff’s comment, the Funds confirm that Mr. Rubin has no relevant experience to report during those years.

Comment 65 – Management of the Subsidiary

Please confirm that the operation and management of the Subsidiary will comply with the 1940 Act’s provisions relating to affiliated transactions and custody.

Response to Comment 65

Pursuant to the Staff’s comment, the Funds confirm that the operation and management of the Subsidiary will comply with the 1940 Act’s provisions relating to affiliated transactions and custody.

Comment 65 – Management of the Subsidiary

Please revise the disclosure to indicate that First Trust will comply with the investment policies and restrictions that apply to the management of the Funds and each Subsidiary as it relates to capital structure.

Response to Comment 66

Pursuant to the Staff’s comment, the disclosure set forth in the section entitled “Management of the Subsidiary” has been revised as set forth below:

As a result, in managing the Fund’s and the Subsidiary’s portfolio investments, First Trust will comply with the investment policies and restrictions that apply to the management of the Fund and the Subsidiary (on a consolidated basis), and, in particular, to the requirements relating to leverage, liquidity, brokerage, capital structure and the timing and method of the valuation of the Fund’s and the Subsidiary’s portfolio investments. (emphasis added)

Comment 67 – Management of the Subsidiary

Please explain in correspondence why the Subsidiary has not entered into a sub-advisory agreement with the Sub-Advisor.

Response to Comment 67

Each Fund will utilize its own Subsidiary. Each Fund’s investment advisor will serve as investment advisor to the Subsidiary and each Fund’s investment sub-advisor will serve as investment sub-advisor to the Subsidiary. Accordingly, the Subsidiary has entered into an investment advisory agreement with the Advisor and an investment sub-advisory agreement with the Sub-Advisor. These agreements will be filed as exhibits to the Registration Statement.

Comment 68 – Management of the Subsidiary

Please disclose that each investment advisor to the Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment advisor to the Fund under Section 2(a)(20) of the 1940 Act. The investment advisory agreement between the Subsidiary and its investment advisor is a material contract that should be included as an exhibit to the registration statement. If the same person is the investment advisor to both the Fund and the Subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the Subsidiary’s investment advisory agreements may be combined.

Response to Comment 68

Pursuant to the Staff’s comment, the following disclosure has been added to the section entitled “Management of the Subsidiary”:

The investment advisor (First Trust) and investment sub-advisor (Cboe Vest) to the Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts.

Additionally, as described in the response above, the Subsidiary’s investment advisory agreement and investment sub-advisory agreement will be filed as exhibits to the Registration Statement.

Comment 69 – Management of the Subsidiary

The disclosure indicates that the Subsidiary will enter into separate contracts with service providers. Please disclose to the Staff the entity that will pay for those services.

Response to Comment 69

Pursuant to the Staff’s comment, the referenced disclosure has been revised to state the following:

While the Subsidiary has also entered into separate contracts for the provision of custody, transfer agency and audit services, the Advisor will pay for these expenses. (emphasis added)

Comment 70 – Federal Tax Matters

In the section entitled “Federal Tax Matters,” please revise the disclosure below to clarify what “this” refers.

This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

Response to Comment 70

Pursuant to the Staff’s comment, the referenced disclosure has been revised to state the following:

The following disclosure may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

Comment 71 – Federal Tax Matters

The Staff notes disclosure set forth in the section entitled “Federal Tax Matters” noting that certain Fund distributions may considered a return of capital. Please supplementally disclose whether and under what circumstances a Fund expects its distributions to represent return of capital. Please consider adding additional disclosure regarding return of capital and that it should not be considered part of a Fund’s dividend yield.

Response to Comment 71

Pursuant to the Staff’s comment, the following disclosure has been added to the section entitled “Federal Tax Matters-Distributions”:

A “return of capital” of is a return, in whole or in part, of the funds that you previously invested in the Fund. A return of capital distribution should not be considered part of a Fund’s dividend yield or total return of an investment in Fund shares.

While the Funds have no current intention of making return of capital distributions, it is possible that it could occur. The Funds’ annual distribution payment will have an estimate component. It is possible that this estimate could generate a small amount of return of capital or excise tax due. This disclosure is included to alert shareholders to that possibility. The Funds believe that such disclosure is compliant with the requirements of Form N-1A.

Comment 72 – Disclaimers

Please revise references of “unitholders” to “shareholders” in the section entitled “Disclaimers.”

Response to Comment 72

Pursuant to the Staff’s comment, the prospectus has been revised accordingly.

Comment 73 – Statement of Additional Information

Please review the disclosure set forth in the section of the statement of additional information entitled “Exchange Listing and Trading” and revise in accordance with NYSE Arca’s changed listing standards for ETFs that intend to rely on Rule 6c-11 of the 1940 Act.

Response to Comment 73

The Funds confirm that the disclosure set forth in the section of the statement of additional information entitled “Exchange Listing and Trading” in accordance with NYSE’s listing standards for ETFs that intend to rely on Rule 6c-11 of the 1940 Act.

Comment 74 – Statement of Additional Information

The first sentence of the section in the statement of additional information entitled “Investment Strategies” indicates that the Funds will invest substantially all of their assets in FLEX Options. Please revise to reflect the Funds’ contemplated investments in U.S. Treasury securities.

Response to Comment 74

Pursuant to the Staff’s comment, the first sentence of the section of the statement of additional information entitled “Investment Strategies” has been revised to state the following:

Under normal market conditions, the Fund will invest substantially all of its assets in U.S. Treasury securities, cash and cash equivalents, and in the shares of a wholly-owned subsidiary (the “Subsidiary”) that holds Flexible EXchange Options (“FLEX Options”) on the SPDR Gold Trust (“GLD” or the “Underlying ETF”).

Comment 75 – Statement of Additional Information

Please confirm in correspondence that the Subsidiary and its board of directors will agree to designate an agent of service of process and that the Subsidiary and its board will agree to inspection by the Staff of its books and records.

Response to Comment 75

Pursuant to the Staff’s comment, each Subsidiary and its board of [trustees] confirm that they will agree to designate an agent of service of process and that the Subsidiary and its board will agree to inspection by the Staff of its books and records.

Comment 76 – Statement of Additional Information

Please revise the disclosure to identify the Subsidiary’s custodian.

Response to Comment 76

Pursuant to the Staff’s comment, the disclosure set forth in “Administrator, Custodian, Transfer Agent, Fund Accountant, Distributor, Additional Service Provider and Exchange” has been revised to state the following:

Pursuant to a custody agreement, BNYM serves as the custodian of the Fund’s and the Subsidiary's assets.

Comment 77 – Statement of Additional Information

The Staff notes the following disclosure set forth below in each Fund’s statement of additional information. Please confirm the accuracy of this statement or revise accordingly.

If the Fund is unable to close out a call option on securities that it has written before the option is exercised, the Fund may be required to purchase the optioned securities in order to satisfy its obligation under the option to deliver such securities.

Response to Comment 77

While the Funds hold only European FLEX Options, it intends to sell its option positions at the end of each Target Outcome Period prior to their expiration, in order avoid receiving or being required to deliver shares of the Underlying ETF.

Comment 78 – Statement of Additional Information

Please remove the last sentence of the first paragraph of “Cash Equivalents and Short-Term Investments” in the section of the statement of additional information entitled “Investment Strategies – Types of Investments.”

Response to Comment 78

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly.

Comment 79 – Statement of Additional Information

Please revise the references to “tracking error” in FLEX Options Risk in the section of the statement of additional information entitled “Investment Risks.”

Response to Comment 79

Pursuant to the Staff’s comment, all references to “tracking error” have been removed from each Fund’s statement of additional information.

Comment 80 – Statement of Additional Information

Please review the statement of additional information and remove all references to intraday indicative portfolio value given that the Funds intend to rely on Rule 6c-11 of the 1940 Act.

Response to Comment 80

Each Fund’s statement of additional information has been revised to remove all references to intraday indicative portfolio value.

Comment 81 – Statement of Additional Information

In the section of the statement of additional information entitled “Additional Payments to Financial Intermediaries,” the disclosure indicates that certain fees payable described within the section may be charged back to a Fund, subject to approval by the Board of Trustees. Please explain in correspondence how this is consistent with the terms of the Funds’ investment advisory agreement.

Response to Comment 81

Because each Fund has a unitary management fee, the reference to certain fees being charged back to the Fund has been removed.

Comment 82 – Statement of Additional Information

Please review the disclosure related to the anticipated frequency of Fund dividend payments and confirm its accuracy.

Response to Comment 82

Each Fund’s disclosure has been revised to indicate that dividends from net investment income of a Fund, if any, are anticipated to be declared and paid annually.

The following comments relate to FT Cboe Vest Gold Strategy Quarterly Buffer ETF (formerly FT Cboe Vest Gold Tactical Buffer ETF)

Comment 83 – Cover Page

The Staff notes that FT Cboe Vest Gold Tactical Buffer ETF has changed its name to FT Cboe Vest Gold Strategy Quarterly Buffer ETF indicating that the Fund intends to utilize a Target Outcome Period of three months rather than one-year, an example of which is set forth below. Please review the disclosure and make any revisions as necessary to conform to the changes in the Fund’s strategy.

This period is referred to as the “Target Outcome Period.” Following this current Target Outcome Period, each subsequent Target Outcome Period will be a three-month period from ______________ of each year and ending on ______________ of the following year. (emphasis added)

Response to Comment 83

Pursuant to the Staff’s comment, the referenced disclosure has been revised as set forth below:

Following this current Target Outcome Period, each subsequent Target Outcome Periods will begin on the day the prior Target Outcome Period ends and will end on the approximate three-month anniversary of that new Target Outcome Period.

Comment 84 – Cover Page

In the disclosure set forth in the fourth bullet of the cover page, reproduced below, please revise the disclosure to clarify that a shareholder will also not benefit from the buffer if the Fund has decreased in value by greater than 15%.

Similarly, if the Target Outcome Period has begun and the Fund has increased in value or decreased in value by less than 5%, an investor purchasing shares at that price will not benefit from the buffer until the Fund’s value has decreased to 5% below its value at the commencement of the Target Outcome Period.

Response to Comment 84

Pursuant to the Staff’s comment, the referenced disclosure has been revised as set forth below:

Similarly, if the Target Outcome Period has begun and the Fund has increased in value or decreased in value by less than 5%, an investor purchasing shares at that price will not benefit from the buffer until the Fund’s value has decreased to 5% below its value at the commencement of the Target Outcome Period. Additionally, an investor purchasing shares of the Fund after the Fund’s value has decreased in value by greater than 15% will not benefit from the buffer. (emphasis added)

Comment 85 – Principal Investment Strategies

In the disclosure set forth in the second bullet of the section entitled “Principal Investment Strategies,” reproduced below, the reference to the Fund’s payout is confusing. Please consider revising to make clear that Underlying ETF losses of less than 5% will be borne by Fund shareholders on a one-to-one basis.

If the Underlying ETF decreases over the Target Outcome Period by up to 5% or less, the combination of the Fund’s U.S. Treasury securities and the FLEX Options held by the Fund through the Subsidiary provides a payoff at expiration that is intended to match that of the Underlying ETF up to -5% over the Target Outcome Period before fees, expenses and taxes.

Response to Comment 85

Pursuant to the Staff’s comment, the referenced disclosure has been revised as set forth below:

If the Underlying ETF decreases over the Target Outcome Period by up to 5% or less, the combination of the Fund’s U.S. Treasury securities, cash and cash equivalents, and the FLEX Options held by the Fund through the Subsidiary, provides a payoff at expiration that is intended to match that of the Underlying ETF up to -5% over the Target Outcome Period (before fees and expenses) such that the Fund will experience all Underlying ETF losses on a one-to-one basis. (emphasis added)

Comment 86 – Principal Investment Strategies

In the disclosure set forth in the third bullet of the section entitled “Principal Investment Strategies,” reproduced below, please revise to clarify that if the Underlying ETF decreases in value by more than 5% that Fund shareholders will be insulated from losses of between 5% and 15%.

If the Underlying ETF decreases over the Target Outcome Period by more than 5% but less than or equal to 15%, the combination of the Fund’s U.S. Treasury securities and the FLEX Options held by the Fund through the Subsidiary provides a payoff at expiration that decreases by the percentage decrease of the Underlying ETF, up to -5% over the Target Outcome Period (before fees and expenses).

Response to Comment 86

Pursuant to the Staff’s comment, the referenced disclosure has been revised as set forth below:

If the Underlying ETF decreases over the Target Outcome Period by more than 5% but less than or equal to 15%, the combination of the Fund’s U.S. Treasury securities, cash and cash equivalents, and the FLEX Options held by the Fund through the Subsidiary provides a payoff at expiration that is intended to protect investors from Underlying ETF losses between -5% and-15% over the Target Outcome Period (before fees and expenses). (emphasis added)

Comment 87 – Principal Investment strategies

Please remove the reference to “deep buffer” in the section entitled “Principal Investment Strategies.”

Response to Comment 87

The Fund’s prospectus has been revised in response to the comment.

Comment 88 – Principal Investment Strategies

The Staff notes the disclosure set forth below in the section entitled “Principal Investment Strategies.” The Staff believes that this statement is only true for Fund losses exceeding 5%, whereas the Fund seeks to insulate shareholder from Underlying ETF losses of between 5% and 15%. Please consider revising accordingly.

For example, if an investor purchases Fund shares during a Target Outcome Period at a time when the Fund has decreased in value from the value of the Fund on the first day of the Target Outcome Period, that investor’s buffer will essentially be decreased by the amount of the decrease in the Underlying ETF value.

Response to Comment 88

Pursuant to the Staff’s comment, the referenced disclosure has been revised as set forth below:

For example, if an investor purchases Fund shares during a Target Outcome Period at a time when the Fund has decreased in value by at least 5% from the value of the Fund on the first day of the Target Outcome Period, that investor’s buffer will essentially be decreased by the amount of the decrease in the Underlying ETF value exceeding 5%.

Comment 89 – Principal Investment Strategies

Please review the disclosure to ensure it is clear that Fund shareholders will not benefit from the buffer until the Fund has decreased in value by 5%.

Response to Comment 89

Pursuant to the Staff’s comment, the following disclosure has been added to the end of the second bullet in the section entitled “Principal Investment Strategies”:

Fund shareholders will not benefit from the buffer until the Fund has decreased in value by 5%.

Comment 90 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

The buffer is before taking into account the fees and expenses charged to shareholders.

Please consider revising the disclosure to clarify that fees and expenses are charged to the Fund, rather than shareholders.

Response to Comment 90

Pursuant to the Staff’s comment, the referenced disclosure has been revised as set forth below:

The buffer is before taking into account the Fund’s fees and expenses.

Comment 91 – Principal Investment Strategies

Please review the disclosure to ensure it is clear that Fund shareholders will not benefit from the buffer until the Fund has decreased in value by 5%.

Response to Comment 91

Pursuant to the Staff’s comment, the following disclosure has been added to the end of the second bullet in the section entitled “Principal Investment Strategies”:

Fund shareholders will not benefit from the buffer until the Fund has decreased in value by 5%.

Comment 92 – Principal Risks

The Staff notes the following disclosure set forth in the section entitled “Principal Risks”:

[T]he OCC may be unable or unwilling to perform its obligations under the FLEX Options contracts

Please parenthetically explain why the OCC may be unable or unwilling to perform its obligations under the FLEX Options Contracts.

Response to Comment 92

Pursuant to the Staff’s comment, FLEX Options Risk has been revised to include the following disclosure:

Transactions in FLEX Options are required to be centrally cleared. In a transaction involving FLEX Options, the Fund's counterparty is the OCC, rather than a bank or broker. Since the Fund is not a member of the OCC and only members (“clearing members”) can participate directly in the OCC, the Fund will hold its FLEX Options through accounts at clearing members. Although clearing members guarantee performance of their clients’ obligations to the OCC, there is a risk that the assets of the Fund might not be fully protected in the event of a clearing member’s bankruptcy, as the Fund would be limited to recovering only a pro rata share of all available funds segregated on behalf of the clearing member’s customers for the relevant account class.

Comment 93 – Financial Highlights

Please consider including a statement regarding the future availability of financial highlights after a Fund has begun operations.

Response to Comment 93

Pursuant to the Staff’s comment, the Registrant endeavors to include such a statement in future fund launches.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Morrison C. Warren
Morrison C. Warren